UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☒

Brilliance China Automotive Holdings Limited

(Name of Subject Company)

Bermuda

(Jurisdiction of Subject Company’s Incorporation or Organization)

Brilliance China Automotive Holdings Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares, par value U.S.$0.01 per share

and
American Depositary Shares, each representing 100 Ordinary Shares
(Title of Class of Subject Securities)

10949Q105 (for the ADSs)

(CUSIP Number of Class of Securities (if applicable))

Wu Xiao An
Brilliance China Automotive Holdings Limited
Suite 2303-06, 23rd Floor, Great Eagle Centre
23 Harbour Road, Wanchai
Hong Kong, People’s Republic of China
(852) 2523-7227

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Scott. D. Clemens
Baker & MCKenzie
14th Floor, Hutchison House
Harcourt Road
Hong Kong, People’s Republic of China

January 9, 2003

(Date Tender Offer/Rights Offering Commenced)

PART I. — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	I.1(a)-1	Joint announcement dated January 23, 2003 relating to the dispatch of the Offeree Document and clarification of press articles to holders of ordinary shares, holders of Employee Options and holders of ordinary shares represented by ADSs.

	I.1(a)-2	Offeree Document dated January 23, 2003 relating to a conditional mandatory cash offer by CLSA Limited, on behalf of the Offerors, to acquire all issued shares, including shares represented by ADSs, in the share capital of Brilliance China Automotive Holdings Limited, and the Employee Options (other than those already owned by the Offerors or parties acting in concert with them).

(b)	Not applicable.

Item 2.	Informational Legends

Not applicable.

PART II. — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III. — CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X is being filed with the Securities and Exchange Commission concurrently with the filing of this Form CB.

(2)	Not applicable.

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

By: /s/ Wu Xiao An

Name: WU Xiao An Title: Chairman, Brilliance China Automotive Holdings Limited Date: January 24, 2003

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Exhibit Index

Exhibit
Number	Description

99.I.1(a)-1	Joint announcement dated January 23, 2003 relating to the dispatch of the Offeree Document and clarification of press articles to holders of ordinary shares, holders of Employee Options and holders of ordinary shares represented by ADSs

99.I.1(a)-2	Offeree Document dated January 23, 2003 relating to a conditional mandatory cash offer by CLSA Limited, on behalf of the Offerors, to acquire all issued shares, including shares represented by ADSs, in the share capital of Brilliance China Automotive Holdings Limited, and the Employee Options (other than those already owned by the Offerors or parties acting in concert with them)

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